Contact

www.linkedin.com/in/davidpittinger
(LinkedIn)
www.ProCloudSaaS.com
(Company)

Top Skills

Information Security
Account Management
Business Alliances

David Pittinger

Delivering the best experiences for internal employees and customers by aligning teams with objectives, technology and processes to deliver innovative results with exceptional business and customer value.
Greater Chicago Area

Summary

Over the past 15+ years, I have acquired extensive experience in leveraging expertise in enterprise architecture and project management along with strong analytical and problem-solving skills to lead the end-to-end implementation of complex, tailored solutions in collaboration with strategic and channel partners and ultimately creating business value for customers.

I'm excited to put my expertise to work with Pro Cloud SaaS leading high-performing sales engineering teams, professional services, engaging cross-functionally across the project life cycle, and providing close, consultative support to clients to enable prompt issue resolution and maximum business value.

Experience

Pro Cloud SaaS

1 year 9 months

Chief Technology Officer
March 2022 - Present (1 year)
Rio Verde, Arizona, United States

Managing Director of Professional Services
June 2021 - Present (1 year 9 months)
Greater Indianapolis

The Pro Cloud SaaS team specializes in making our customers the hero on their journey to the security and simplicity of the cloud. With years of experience across all verticals, we are a trusted partner that provides expertise on the latest True SaaS Platforms for seamless migrations and ongoing management with the most recognized SaaS providers on the plane. Our agile Pro Services engineers are fully certified by our Eco-Partners and specialize in diverse deployments from small businesses to global organizations.

Pro Cloud SaaS has operations in Australia, Brussels, India, Mexico, Nigeria, Qatar, the United Kingdom, the United States, and Zambia. We provide you with follow-the-sun support for your SaaS platforms.

Managing Director of Professional Services
June 2021 - Present (1 year 9 months)
Greater Indianapolis

CobilConnect
Principal Consultant
September 2019 - May 2021 (1 year 9 months)
Greater Chicago Area

CobilConnect provides sales, professional services and sales engineering consulting services to maximize opportunities and selling. We help organizations to build, expand and refine their software selling process and coupled with an efficient professional services methodology.

PrinterLogic
Director of Systems Engineering
January 2018 - September 2019 (1 year 9 months)
St. George Utah

Helping IT professionals eliminate print servers, reduce costs and simplify management with cloud managed printing infrastructure.

Nuance Communications
Director Technical Services
2009 - December 2017 (8 years)

Leader and mentor of professional sales engineering team.

Village of Woodridge
Village Board Member
April 2007 - July 2013 (6 years 4 months)
Woodridge, IL

Proudly served the people of Woodridge Illinois as a member of the board. Worked with the mayor, board, and administrative team to provide a safe community and efficient high quality services for residents.

eCopy
7 years 6 months

Director of Technical Services

April 2006 - September 2009 (3 years 6 months)

Sales Engineer
April 2002 - September 2006 (4 years 6 months)
Central Region US

Regional Engineer supporting sales team in the Central region for all aspects of the sales cycle to guarantee customer success.

Moore Wallace
Systems Analyst
April 2000 - December 2001 (1 year 9 months)

Consultative technical sales support for data merge, print on demand, and custom printing solutions

Xerox
Technical Manager Stategic Outsourcing
November 1989 - April 2000 (10 years 6 months)

Education

Benedictine University
computer science, computer · (1992 - 1996)